CONSOL Energy Inc.

1800 Washington Road

Pittsburgh, PA 15241-1405

March 20, 2006

Ms. Jill S. Davis

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D.C. 20549

RE:	CONSOL Energy Inc.

Form 10-K for Fiscal Year Ended December 31, 2004-File February 28, 2005

Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005-Filed May 2, 2005, August 3, 2005 and November 7, 2005

File No. 1-14901

Dear Ms. Davis:

This letter sets forth the responses of CONSOL Energy Inc. (the “Company” or “we” or “our”) to the oral comments resulting from the discussion with the staff of the U. S. Securities and Exchange Commission (the “Commission”) per our telephone conversation on March 15, 2006 regarding the reporting of revenues from incidental production during the development phase of a mine.

As our March 10, 2006 responses indicate, changing the reporting of incidental production during the development phase would have an immaterial effect on prior period financial results as well as on total capitalized costs. Set forth below is the supplemental information you requested regarding differences in mining processes, additional information regarding the cost allocation used in the analysis previously presented to you and explanations of various results in period to period comparisons.

Background of Coal Mining

Coal is mined by underground or surface methods depending upon several factors, including the location of the coal seam and the geology of the surrounding area. In general, coal that is more than 200 feet below the surface is mined by underground, or “deep” mining methods. Seams closer to the surface are extracted by surface mining.

There are two principal methods of underground mining; continuous mining and longwall mining. In continuous mining, coal is mined by the room-and-pillar system. Continuous mining involves the excavation of a series of “rooms” into the coal seam, leaving “pillars” or columns of coal to help support the mine roof.

CONSOL Energy Inc. Response to SEC Comment

March 20, 2006

Mining conditions in certain areas may allow the coal pillars to be extracted during the “retreat” phase of mining. A mining machine called a continuous miner tears at the coal in the seam. Typically, the coal is loaded onto shuttle cars which transport the coal to a conveyor belt or to rail cars for transport to the surface. The use of shuttle cars to transport coal from the “section” where mining is taking place to the belt or rail transportation system is a bottleneck in the production cycle and results in lost mining time at the coal seam while the continuous miner waits for shuttle cars to remove the coal from the working area. Continuous miners are also used in mines that are being developed to begin the longwall mining process.

Where geology is favorable, the most efficient method of underground extraction of coal is with longwall mining systems. With these systems, two sets of parallel “entries” up to 10,000 feet in length are excavated by continuous miners on either side of a block of coal to be mined by the longwall equipment. The entries are joined together at the far end by crosscuts in the coal. The block of coal thus outlined is called a “panel”, and the 1000-1200 foot dimension of the panel (hence the name “longwall”) is referred to as the “face” where the longwall mining machine will begin cutting coal. A rotating shearer on a mining machine moves back and forth across the width of the face, cutting and transporting coal from the face in one operation. The longwall machine has its own moveable electro-hydraulic roof supports that are advanced down the length of the block of coal as the shearer cuts the coal away. This method of mining removes all the coal in the panel without leaving coal in place for roof support. The distinguishing characteristic of longwall mines relative to other types of mines is a low variable-cost structure due to highly mechanized operations. Longwall mines also can achieve high productivity levels compared to those of other underground mining methods.

Surface mining consists of the following operations: removal of the covering layer of rock and soil, called overburden, extraction of the coal using power shovels, which load the coal into trucks to transport the coal from the “pit,” backfilling the excavation with earth, and restoring the site to its approximate original vegetation and appearance. In smaller surface mines, bulldozers and front-end loaders are often used to remove overburden. Front-end loaders can also be used to load coal.

After mining, coal often is prepared for shipment in a preparation plant. This facility utilizes sizing, gravity, centrifugal force and chemical baths to separate the coal from the non-combustible rock material. This cleaning process upgrades the quality and heat value of the coal by removing or reducing pyretic sulfur deposits, rock, clay and other non-combustible, ash producing material. After cleaning, coal is transported to the customer immediately or stored on the ground or in large, concrete silos for transportation to customers later.

CONSOL Energy Inc. Response to SEC Comment

March 20, 2006

Incidental Production During the Development Phase

As discussed in previous responses, CONSOL Energy regularly has various development projects in process to prepare for underground mine production.

Historically, any incidental coal removed and sold in connection with development was credited against the development expenditures incurred. Based on the SEC staff comments previously received, we have agreed to discontinue this process and begin to recognize any incidental coal removed and sold in connection with development as revenue.

In order to evaluate the impact of incidental tons removed and sold in connection with development for past periods, the following methodology was employed. Amounts received from incidental tons removed and sold in connection with development have historically been tracked and are known amounts. However, development costs incurred to produce incidental tonnage can not be separated between costs which resulted in a ton of coal and costs which did not result in a ton of coal. Therefore, costs of producing incidental coal during development must be allocated to match revenue that will be recognized under the new methodology. Cost allocation in this scenario is complex and requires significant judgment and knowledge of production costs in various geologic conditions and regions.

The cost allocation methodology used for the analysis that was presented previously was based on an evaluation of each development project. The analysis included the location of the development project and the expected geologic conditions in the development project, such as seam height. Once these factors were determined a “similar producing mine” cost structure was identified. A “similar producing mine” was determined by evaluating location and geologic conditions. The “similar producing mine” cost structure was used to determine the cost to produce the incidental coal removed in development. Cost structures from similar mines include the following costs per ton of coal removed, labor and labor related costs (labor related costs include payroll taxes and benefit costs for employees), operating supply costs, subsidence expense, power, property taxes, production taxes, preparation charges, royalty costs, if applicable, and mine closure costs. These costs per ton from the “similar producing mine” were multiplied times the number of tons produced during development. This result was assumed to be the associated costs of coal production that would need removed from capitalized costs and recognized as expense.

Average development margin results using this method vary from period to period due to various factors including, the location of the development project, cost structures at “similar mines” in the development period and many other factors. These varying results do not always correlate to overall company statistics. Overall company statistics are the result of average revenue received from a ton of coal and average cost of a ton of coal over many mining complexes with various statistics. Average realization from each mining complex varies from overall company statistics due to the type of coal produced and the contracts in place to sell the coal. Both of these factors influence price received per ton.

CONSOL Energy Inc. Response to SEC Comment

March 20, 2006

Average cost from each mining complex varies from overall company statistics due to the geologic conditions encountered, types of mining employed and various other factors specific to each mine.

CONSOL Energy’s mining complexes and related information for the past four years is as follows:

Period	Mining Complexes	Percent of Total Production from Underground Mines	Percent of Total Production from Longwall Mines	Number of Development Projects with Incidental Tonnage Sold	Location of Development Projects
2005	17	97%	88%	2	Pittsburgh Seam, WV area

2004	16	97%	87%	3	Pittsburgh Seam, WV area and Multiple seams, KY

2003	15	97%	89%	4	Pittsburgh Seam, WV and Multiple Seams, KY

2002	17	92%	82%	4	Pittsburgh Seam, WV and Multiple Seams, KY and Ferron Seam, UT

Using the method of allocation for development costs employed in our response letter dated March 10, 2006, development margins for a ton of coal removed and sold during a development project in the 2005 period averaged $7.43 per ton. This period resulted in a higher average than overall company margins for producing mines due to several factors. The factors include the following: only two development projects had incidental coal removed and sold in the period, tons ship under certain sales contracts that are specifically identified and do not necessarily result in the same revenue per ton as overall company averages, both development projects were located in the Pittsburgh seam (Pittsburgh seam mines generally have lower cost structures than other seams where CONSOL Energy is producing coal), and “similar mines” identified for these development projects had lower cost structures than the overall company averages. The overall company averages, discussed in our March 10, 2006 response, include revenue and expense from 17 mining complexes located in several regions. Comparing two development projects’ margin to an overall average for 17 mining complexes does not result in meaningful information.

CONSOL Energy Inc. Response to SEC Comment

March 20, 2006

Development margins for a ton of coal removed and sold during a development project in periods prior to 2005, as discussed in our previous response, resulted in lower average margins than the 2005 development tons. These periods resulted in lower average margins than overall company margins for producing mines due to several factors. These factors include the following: three to four development projects had incidental coal removed and sold in the period, tons ship under certain sales contracts that are specifically identified and in these periods the development tonnage sold was at rates which were well below the overall company averages ($3.89-$7.33 lower realization per ton than overall company averages) and development projects were located in various seams including seams that generally have higher cost structures than Pittsburgh seam mines. The overall company averages, discussed in our March 10, 2006 response, include revenue and expense from 15-17 mining complexes located in several regions. Comparing three to four development projects’ margins to an overall average for 15-17 mining complexes does not result in meaningful information.

The cost allocation method utilized to analyze the impact of changing methods of accounting for incidental coal removed and sold during the development phase required analysis of each development project and significant judgment as to the appropriate cost structure to be applied. The method utilized was applied consistently to all periods presented. The analysis resulted in the determination that a change in this accounting practice did not have a material impact on the financial statements of CONSOL Energy for any period presented.

Based upon the responses provided, I believe the Company has satisfied the staff’s request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (412) 831-4550. My fax number is (412) 831-4930.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and
Chief Financial Officer

5